UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AOL INC.

(Name of Subject Company)

HANKS ACQUISITION SUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

William L. Horton, Jr.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

(908) 559-2001

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Frederick Green, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$4,298,163,866.14	$499,446.64

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 78,537,804 shares of common stock, par value $0.01 per share (the “Shares”), of AOL Inc. (“AOL”) outstanding multiplied by the offer price of $50.00 per share; (ii) 3,053,962 Shares reserved for issuance upon settlement of outstanding Company restricted stock unit awards multiplied by the offer price of $50.00 per Share; (iii) 974,494 Shares reserved for issuance upon settlement of outstanding Company performance stock unit awards multiplied by the offer price of $50.00 per Share; (iv) 397,552 Shares subject to outstanding Company restricted stock awards multiplied by the offer price of $50.00 per Share and (v) 5,602,176 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $50.00 per share, multiplied by the offer price of $50.00 per share minus the exercise price for each such option. The calculation of the filing fee is based on information provided by AOL as of May 19, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $499,447.00	Filing Party: Verizon Communications Inc. and Hanks Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Verizon Communications Inc., a Delaware corporation (which we refer to as “Parent”), and Hanks Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on May 26, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of AOL Inc., a Delaware corporation (which we refer to as “AOL”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with additional exhibits.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The subsection entitled “Appropriate Action; Consents; Filings” of Section 11— “The Merger Agreement”—of the Offer to Purchase is hereby amended and supplemented by adding the following sentence immediately prior to the penultimate sentence of the first paragraph of such subsection:

“Under the HSR Act, Parent, on behalf of Purchaser, filed on May 27, 2015 a Premerger Notification and Report Form, in connection with the purchase of Shares in the Offer and the Merger, with the FTC, and on June 5, 2015, early termination of the HSR Act waiting period applicable to the Offer was granted.”

(b) The subsection entitled “Legal Proceedings” of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

On May 20, 2015, a putative class action lawsuit, captioned Williams v. AOL, Inc., et al., C.A. No. 11049-VCG, was filed in connection with the Offer and the Merger in the Court of Chancery of the State of Delaware (the “Delaware Court”). On June 3, 2015, a second complaint, captioned Martin v. Armstrong, C.A. No. 11092-VCG, was filed in the Delaware Court. The complaints name AOL, the members of AOL’s board of directors, Parent and Purchaser as defendants. The complaints generally allege that the members of AOL’s board of directors breached their fiduciary duties to AOL’s stockholders by agreeing to the Offer and the Merger and, in the case of the Martin complaint, by omitting information from the Schedule 14D-9. The complaints also allege that Parent and Purchaser aided and abetted the alleged breaches of fiduciary duty. The complaints seek, among other things, to enjoin the Offer and the Merger. The plaintiffs have moved to consolidate the complaints.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(B)	Complaint filed by Charles Martin, individually and on behalf of all others similarly situated, in Delaware Court of Chancery, dated June 3, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

HANKS ACQUISITION SUB, INC.

By:	/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Vice President and General Counsel

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General
Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 26, 2015.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by Verizon Communications Inc. on May 12, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Verizon Communications Inc. with the Securities and Exchange Commission on May 12, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(a)(5)(A)	Complaint filed by Richard Williams in Delaware Court of Chancery, dated May 20, 2015.*

(a)(5)(B)	Complaint filed by Charles Martin, individually and on behalf of all others similarly situated, in Delaware Court of Chancery, dated June 3, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of May 12, 2015, by and among Verizon Communications Inc., Hanks Acquisition Sub, Inc. and AOL Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AOL Inc. with the Securities and Exchange Commission on May 12, 2015).

(d)(2)	Confidentiality Agreement, dated November 25, 2014, between Verizon Corporate Services Group Inc. and AOL Inc.*

(d)(3)	Letter Agreement, dated May 12, 2015, between Verizon Communications Inc. and Tim Armstrong.*

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on May 26, 2015.

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